Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel:       + 91 40 4900 2900

Fax:     + 91 40 4900 2999

Email: mail@drreddys.com

Web:   www.drreddys.com

June 7, 2025

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub:	Intimation under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

This is to inform you that Annual Report in Form 20-F of the Company, containing annual consolidated financial statements prepared under International Financial Reporting Standards (IFRS), as issued by International Accounting Standards Board (IASB), for the fiscal year ended March 31, 2025 was filed with the United States Securities and Exchange Commission on June 7, 2025.

The Annual Report in Form 20-F is also available on the Company’s website at:

https://www.drreddys.com/cms/cms/sites/default/files/2025-06/rdy-20250331.pdf

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR